SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

UNION PLANTERS CORPORATION
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Report of Independent Registered Public Accounting Firm

The Directors Compensation Committee

Union Planters Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Union Planters Corporation 401(k) Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the year ended December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 23, 2006

Birmingham, Alabama

Union Planters Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets

Cash and cash equivalents	$ -	$ 1,652
Investments, at fair value:
Regions Financial Corporation common stock	-	200,430,720
Mutual funds	-	178,777,006
Participant loans	-	1,495,372

Net assets available for benefits	$ -	$ 380,704,750

See accompanying notes.

Union Planters Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

2005

Investment income:
Interest and dividends	$ 9,243,773
Net depreciation in the fair value of investments	(380,939)

Net investment income	8,862,834

I Contributions and rollovers:
Contributions from employer	-
Contributions from employees	-
Rollover of assets	149,870

Total contributions and rollovers	149,870

Total additions	9,012,704

Disbursements:
Transfers to Regions Financial Corporation 401(k) Plan	323,325,445
Distributions to participants	66,379,582
Administrative expenses	12,427

Total disbursements	389,717,454

Net decrease	(380,704,750)

Net assets available for benefits:
Beginning of year	380,704,750

End of year	$ -

See accompanying notes.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Union Planters Corporation 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plans' provisions.

General

On July 1, 2004, Union Planters Corporation merged with Regions Financial Corporation (collectively, Regions or the Company). The Plan was amended to discontinue all employer and employee contributions after December 31, 2004, based upon the merger with Regions. Participants in the Plan on December 31, 2004, were eligible to participate in the Regions Financial Corporation 401(k) Plan (Regions 401(k) Plan) beginning on January 1, 2005. The Plan was merged into the Regions 401(k) Plan during 2005. See Note 7 "Plan Merger and Transfer of Plan Assets" for further discussion.

The Plan was a defined contribution plan covering full time employees of the former Union Planters Corporation who had completed 90 continuous days of employment prior to December 31, 2004. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees became eligible to participate in the Plan on the first day of the month after completing 90 days of employment. Part-time employees were eligible to participate in the Plan after completing one year of service.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Effective January 1, 2005, employee and employer contributions were made to the Regions 401(k) Plan (see Note 7 "Plan Merger and Transfer of Plan Assets" for further discussion).

Participant Accounts

Each participant's account was credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Allocations were based on participant earnings or account balances, as defined. Any amounts forfeited during the Plan year were first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, were allocated at the sole discretion of the Company. The balance of the forfeiture account, $3,809,038, was merged into the Regions 401(k) plan and was used to reduce employer contributions (see Note 7 "Plan Merger and Transfer of Plan Assets" for further discussion). Upon retirement, total disability or death, participants or their beneficiaries were eligible for distribution within 30 days of the qualifying event. Upon termination, participants were eligible for distribution within 30 days following the end of the month of such termination.

Vesting

Participants were immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching contribution portion of their accounts plus actual earnings thereon was based on three years continuous service. Total vesting occurred upon total disability, death, retirement or other events as defined by the Plan.

Participant Loans

The Plan Administrator could make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education for themselves or an immediate family member. A one-time loan was allowed in order to prevent foreclosure of a primary residence or personal bankruptcy. In no case could the loan exceed 50% of the vested account balance, nor could the loan exceed $50,000. Loans typically bore interest at the consumer prime rate (floating)

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

and were repaid in accordance with Plan guidelines. Repayments were typically made by regular payroll deduction. Due to the merger of the Plan into the Regions 401(k) Plan, the Plan had no loans outstanding at December 31, 2005 (see Note 7 "Plan Merger and Transfer of Plan Assets" for further discussion).

Plan Merger

The Plan was merged into the Regions 401(k) Plan during 2005 in accordance with the provisions of ERISA. Transfer of Plan assets into the Regions 401(k) Plan occurred on December 5, 2005.

Other

All expenses of the Plan are generally paid by the Plan. Administrative expenses paid by the Plan totaled $12,427 in 2005.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Revenue Recognition

Marketable securities are stated at fair value. Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the reporting period. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. The participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Distributions Payable

In accordance with GAAP, benefit payments payable to participants totaling $0 and $545,873 at December 31, 2005 and December 31, 2004, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Union Planters Bank (UPBNA) served as corporate trustee of the Plan during 2004, receiving all contributions to the Plan and paying all benefits from the Plan. During the second quarter of 2005, UPBNA was merged into Regions Bank; thus, Regions Bank became the corporate trustee of the Plan, until Plan assets were transferred into the Regions 401(k) plan on December 5, 2005. There were no employer or employee contributions to the Plan during 2005.

During 2005, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

December 31
2005

Common stock depreciation in fair value	$(9,933,883)
Mutual funds appreciation in fair value	9,552,944

Net depreciation in the fair value of investments	$ (380,939)

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31
	2005	2004

RMK Select Leader Balanced Fund	$ -	$ 52,455,156
RMK Select Leader Money Market Fund	-	21,075,738
RMK Select Leader Growth and Income Fund	-	55,999,114
Regions Financial Common Stock*	-	200,430,720

*Amounts above include approximately $0 and $60,334,192 investments in Regions Financial Common Stock related to the Union Planters Corporation Employee Stock Ownership Plan (ESOP) previously merged into the Plan on January 1, 2002. The employer contribution amounts related to these non-participant directed investments could not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant's death. However, in the event that the participant left their account balance in the Plan, they were still restricted from diversifying the employer stock portion of their account until age 55.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Information about the significant components of changes in net assets related to the nonparticipant-directed and participant-directed common stock is as follows:

Year Ended
December 31
2005

Change in Regions common stock:
Additions:
Repayment of loan principal	$ 129,925
Rollover contributions	4,199
Dividends/interest	7,094,078

Deductions:
New loan issuances	(273,104)
Realized and unrealized depreciation in fair value	(9,933,883)
Transfers to Regions 401(k) Plan (see Note 7)	(164,933,171)
Net intra-Plan transfers	(3,563,527)
Net distributions	(28,955,237)

Net decrease	$(200,430,720)

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 28, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust was tax exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan was required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan was being operated in compliance with the applicable requirements of the Code (up to the date of merger into the Regions 401(k) Plan) and, therefore, believes that the Plan, as amended and restated, was qualified and the related trust is tax exempt.

Union Planters Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-In-Interest

During the years ended December 31, 2005 and 2004, substantially all investment transactions were with investment funds managed by Morgan Keegan and Company, a subsidiary of the Company. In addition, common stock of the Company is included in the Plan's net assets.

6. Risks and Uncertainties

The Plan invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. However, due to the merger of the Plan into the Regions 401(k) Plan, there are no investment account balances remaining in the Plan at December 31, 2005 and, thus, no risks and uncertainties that might affect account balances and amounts reported in the statements of net assets available for benefits.

7. Plan Merger and Transfer of Plan Assets

In accordance with the Plan amendment, the Plan was merged into the Regions 401(k) Plan effective January 1, 2005. The transfer of $323,325,445 in net assets into the Regions 401(k) Plan occurred on December 5, 2005. Legal custody of Plan assets is deemed to have been transferred to the Regions 401(k) Plan on the date of transfer of Plan assets.

Union Planters Corporation 401(k) Retirement Savings Plan

EIN: 62-0859007 Plan Number 002

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Description of Asset Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of Plan assets:
Regions Financial Corporation	Common Stock	-	$35,562,103	$44,001,229	$35,562,103	($8,439,634)

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2005.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNION PLANTERS CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Date: June 23, 2006

By: /s/ John M. Daniel

John M. Daniel
Executive Vice President and Director of Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description
(23)	Consent of Ernst & Young LLP